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                                                                    Exhibit 99.6

                                                                    CONFIDENTIAL

March 13, 2002

Mr. Thomas O. Ryder
Chairman and CEO
The Reader's Digest Association
Reader's Digest Road
Pleasantville, NY 10570-7000

Dear Tom:

As I am sure you aware from recent press reports and our 13D filing, we have made a proposal to the Wallace-Reader's Digest Funds (the "Wallace Funds") to swap our A shares plus $3 in cash for their 6.2 million B shares. This offer was a culmination of almost two years of disagreement with the Reader's Digest Board of Directors' unwillingness to manage the Digest for the benefit of the shareholders. For some time, we put forth the view that the Company's financial structure is too conservative. We are strong advocates that a strategic plan which would prudently use the company's borrowing capacity to significantly repurchase shares, manage the declining U.S. business (BHE) for cash, and consider asset sales is the best way to unlock shareholder value.

At our dinner (at which Richard Grubman and Rich Clark were also present in New York on February 20), you articulated a strategy of "buying some businesses, fixing some businesses, and selling some businesses." We took great issue with the former in that we strongly believe that any significant acquisition is a mistake, given the current operating problems of the Company and its current low valuation. Given the Company's less than stellar operating record and discount valuation compared to other global media companies, it is hard to conceive how you could possibly be the best buyer of any asset that might be for sale. A major acquisition would entail execution risk that Highfields and several other major shareholders are not willing to assume. Recent press reports suggest that Reader's is close to paying $800 million for a U.S. magazine asset. If true, you would be effectively doubling down on your worst performing business after acknowledging to us that you are encountering major problems getting response rates in the U.S. anywhere close to the historical norm. Such a gamble seems extremely foolish and reinforces our belief that the Company can take whatever actions the management wants with a rubber stamp from its controlling shareholder, the Wallace Funds.

In an era where corporate governance is being scrutinized more closely than ever, Reader's Digest continues to press forward with an antiquated governance structure. You are controlled by a single shareholder with one board seat and less than 10% of the ownership economics. Furthermore, The Wallace Funds are rife with conflicts and have been for some time--in our opinion their fiduciary duty to their constituents often conflicts with their duty to the Company and all of the other shareholders. Over any time frame one cares to look at, the Company has significantly underperformed its global media competitors in both financial and stock price performance, and it is high time that the other directors address this.

At dinner you opined that the Wallace Funds are nothing more than a financial investor and have no interest in corporate control. While we recognize that you don't speak for them, it is obvious that nothing could be further from the truth. The company has long suffered from having an inept absentee owner, and unfortunately, the record speaks for itself.

We implore the Board to both reconsider the path that the Company seems to be going down and make changes to the governance structure that would benefit all of the shareholders in the long run. We represented in our proposal to the Wallace Funds that we would collapse the current structure so that all of the shares vote, notwithstanding the fact that we are willing to pay a $3 per share premium for the existing voting shares. The Board ought to take this action now. It could be argued persuasively that the existing voting control has a negative value -- just look at the record. The stock price today (approximately $23) is barely above the price it went public ($20) twelve years ago. The current chairman of the Wallace Funds was the Chairman and/or CEO of the Company for the bulk of this period.

We remain convinced that the Company has value far in excess of its current valuation, and you can rest assured that we will continue to work tirelessly to explore all avenues available to us to unlock this value.


Sincerely,

/s/ Jonathon S. Jacobson
------------------------
Jonathon S. Jacobson
Managing Director

cc: Board of Directors